EXHIBIT 99.1

Internet Gold Announced Receipt of Approval with respect of the Searchlight Transaction from the Israel Competition Authority

Ramat Gan, Israel – July 16, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that further to the Company's previous announcement dated June 24, 2019 with respect of signing of the definitive agreement for the ‘Searchlight Transaction’ which includes certain conditions to closing, including the receipt of antitrust approvals, the Purchasers have updated the Company today that the Israel Competition Authority approval with respect to the Searchlight Transaction was obtained.

There is no certainty that the transaction will be consummated.

As previously announced, if the transaction is consummated, the Company will not be able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive, inter alia, 100% of the shares of the Company.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Transaction will be consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000